Exhibit 99.7

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
NCC recommendations could cost Australia A$30 billion and undermine iron ore export competitiveness
20 June 2008
Rio Tinto Iron Ore is opposed to the National Competition Council’s call for its Pilbara rail infrastructure to be thrown open to third parties, a move it believes would put at risk billions of dollars in future investment and rapidly erode national wealth.
Imposing such a system would quickly see the infrastructure chaos and inefficiencies that have plagued the east coast coal ports duplicated in the Pilbara, where the single user integrated system is underpinning Australia’s economic growth.
Rio Tinto iron ore chief executive Sam Walsh said, “The NCC appears to be lining Australia up for a massive exercise in value destruction. A report by Access Economics estimated that a multi-user system could cost up to A$30 billion over 20 years. Its effect on future investment decisions would be equally wealth-destructive.
“Rio Tinto has spent or committed to spend US$8.6 billion since 2003 upgrading its infrastructure and expanding its integrated mine to port network to ensure the maximum efficiency. Not only would the inefficiencies of a multi-user system impede Rio Tinto’s ability to expand, but the likelihood that new capacity would be available to others would discourage further investment.”
The NCC has called for public comments on a draft recommendation it has released in relation to the application by Fortescue Metals Group (FMG) to have certain Hamersley and Robe River rail lines made subject to the open access regime contained in Part IIIA of the Trade Practices Act.
“Part IIIA of the TPA was originally designed to fix the poor performance of government-owned monopolies, including infrastructure on the east coast. What has happened is that the east coast remains inefficient but instead the world-competitive Pilbara iron ore industry is being undermined,” Mr Walsh said.
Rio Tinto remains hopeful that the relevant decision makers will conclude that declaring its successful, efficient network open to outside interests would not be in the national interest.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Gervase Greene
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Nick Cobban	Amanda Buckley
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Ian Head
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Investor Relations, North America
Media Relations, Americas
Jason Combes
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Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
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